THE VALSPAR CORPORATION
1101 Third Street South
Minneapolis, MN 55415
December 29, 2005
Via EDGAR
Mr. Craig Slivka
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

RE:	The Valspar Corporation (the “Company”)
Form S-4, as amended
Filed September 30, 2005 and amended November 16, 2006
File No. 333-128753
Dear Mr. Slivka:
This letter responds on behalf of the Company to the comment letter from Ms. Pamela A. Long to Mr. Rolf Engh dated December 8, 2005 with respect to the filing listed above. Included below are the staff’s comments and the corresponding responses of the Company. Prior to effectiveness of the registration statement, we will file a further amendment that reflects our responses to comments 1 and 2 below.
Prospectus Summary, page 1
1.	We note your response to comment 8 of our October 28, 2005 letter; however, please disclose this response in the prospectus.
The Prospectus Summary section of the final prospectus in the Form S-4 will include our explanation of the basis on which the Company believes it is a leading coatings company. We will include the same explanation in the “Business — Overview” section of our Form 10-K for the year ended October 28, 2005.
Selected Consolidated Financial Data, page 14
2.	We note your response to prior comment 20. To the extent you continue to highlight the impact of certain charges in future earnings releases or Financial Data, please confirm to us that you will also highlight subsequent reversals and changes in estimates related to those charges. We do not believe disclosing them in MD&A is sufficient.

Mr. Craig Slivka
December 29, 2005

We confirm that to the extent we highlight the impact of certain charges in future earnings releases or financial data we will highlight subsequent reversals and changes in estimate related to those charges. In the registration statement under “Selected Consolidated Financial Data”, we will remove footnote (A) regarding furniture protection plan charges.
Form 10-K for the fiscal year ended October 29, 2004
MD&A, Operations
3.	Based on your response to prior comment 24, we assume you concluded that an additional material loss related to these contingencies is not reasonably possible. Please confirm your conclusion on a supplemental basis and clarify it in future filings. Alternatively, if you believe an additional material loss is reasonably possible, please provide all the disclosures required by SFAS 5 and SAB 5:Y.
Your assumption is correct - we confirm we have concluded that an additional material loss relating to these contingencies is not reasonably possible. The staff of the Division of Corporation Finance made a similar comment in its review of the Company’s Form 10-K for the fiscal year ended October 25, 2002 and Form 10-Q for the period ended July 25, 2003. As a result, since that date, the language in MD&A — Financial Condition, as well as the language in Note 1 — Significant Accounting Policies, has stated that “management believes there is not a reasonable possibility” of a material loss or effect on the Company’s financial condition or results of operations.
4.	Please ensure that, in future filings, MD&A includes a quantified and comprehensive discussion of the impact of price increase and raw material cost increases on gross profits as well as a discussion of future expectations regarding trends in sales prices and raw material costs as required by Item 303 of Regulation S-K.
To the extent objectively supportable, we will include in MD&A a quantified and comprehensive discussion of the impact of price increases and raw material cost increases on gross profits. We are including the following disclosure in the Overview — Internal Business Performance section of MD&A of our 2005 Annual Report:
“The Company’s overall raw material costs have increased by more than 20% over the past twenty-four months, and the Company increased prices across most product lines in an effort to recover raw material cost increases. The discrete impact of price increases on net sales is not apparent, as product mix changes from period to period, partly in response to price increases and partly in response to factors unrelated to price increases. The Company does provide information regarding changes in price/mix and the primary drivers of changes in price/mix. The primary categories of raw materials purchased by the Company are pigments, resins, solvents and additives. The Company expects costs for many raw materials to continue to increase in 2006, and the Company expects to raise prices in an effort to recover continuing raw material cost increases.”

Mr. Craig Slivka
December 29, 2005

With regard to a discussion of future expectations regarding trends in sales prices and raw material costs, predicting such changes in sales prices and raw materials costs, particularly over the past 24 months, has proven difficult. In the absence of objective support for our predictions or expectations, we believe it is appropriate to exercise caution in disclosure, as we do not want investors to place undue weight on predictions that are not supported with objective data. The language above reflects that caution, but we believe it provides the reader with useful information about management’s expectations.
5.	The EBIT results for your “other” segment have had a significant impact on your consolidated results of operations. We believe that the underlying reasons for these results are not adequately discussed in MD&A, either on an overall or financial statement line basis. Please revise as appropriate.
In response to your comment, in our 2005 Annual Report in the MD&A section, we are adding a paragraph to “Operations 2005 vs. 2004” and a paragraph to “Operations 2004 vs. 2003” to describe how EBIT of the Company as a whole was affected by changes in businesses included in the “All Other” category during the relevant year. Please see below.
Operations 2005 vs. 2004:

“EBIT of the Company was flat compared to the prior year at $270,242,000. EBIT as a percent of net sales decreased to 10.0% in 2005 compared to 11.1% in 2004. The decline in EBIT as a percent of net sales is due to declines in the Paints and Coatings segments, offset by improvements in each of the product lines included in All Other.”

Operations 2004 vs. 2003:

“EBIT of the Company increased 18.8% from the prior year to $269,936,000. EBIT as a percent of net sales increased to 11.1% in 2004 compared to 10.1% in 2003. The increase in EBIT as a percent of net sales is due to lower claims expense in the furniture protection plans business (included in All Other), partially offset by decreases in the Paints and Coatings segments. The improved claims experience in the furniture protection plan business resulted from strategic initiatives and operational changes implemented in 2004, generating a claims liability reduction of $6,898,000 in 2004 compared to a charge of $24,500,000 in 2003.”
6.	In regard to your response to prior comment 27, please provide us the following additional information:
•	Help us understand the specific facts and circumstances that occurred in 2003 that resulted in the increase in expected claim expenses;

•	The amount you accrued above that recommended in the actuarial report;

•	Help us understand the specific facts and circumstances that occurred in 2004 that resulted in claim expenses being substantially less than your initial estimate;

Mr. Craig Slivka
December 29, 2005

•	Provide us additional information regarding the specific nature of the unamortized acquisition costs;

•	Help us understand how paragraph 5 of FTB 90-1 supports your classification of the charge you recorded between cost of sales and selling and administrative expenses;

•	The impact of these plans on your results of operations during each period presented and

•	Help us understand how you determined your maximum exposure to these plans.
The Company is submitting a separate letter in response to this comment. Confidential treatment of that letter is being requested, and that letter is being filed separately on the date hereof pursuant to Rule 83 of the SEC’s Rules of Practice.
7.	We reviewed your response to prior comment 27. Please, disclose, under critical accounting policies, the specific factors that lead to the charge for furniture claims, the significant assumptions underlying the amount you recorded, the specific factors that resulted in the partial reversal, and the significant assumptions underlying the amount you reversed. In addition, please also disclose the changes you have made to your claims processing procedures, the expected impact of those changes and the magnitude of your potential obligations under these plans.
We will include the following language relating to furniture protection plans in MD&A, under “Critical Accounting Policies and Estimates”, in our 2005 Annual Report:
“Revenue Recognition
Other than extended furniture protection plans, revenue from sales is recognized upon product shipment and passage of title to the customer. Discounts provided to customers at the point of sale are recognized as a reduction in revenue as the products are sold. The Company sells extended furniture protection plans for which revenue is deferred and recognized over the life of the contract. Historical claims data is used to forecast claim payments over the contract period and revenue is recognized based on the forecasted claims payments. Actual claims costs are reflected in earnings in the period incurred. Anticipated losses on programs in progress are charged to earnings when identified. An actuarial study is used to forecast the stream of claim payments over the contract period, and revenue is recognized based on this stream.

In 2003, the Company recorded a pre-tax charge of $24,500,000 for its furniture protection plans, based on the results of an actuarial study and the Company’s claims experience in that year. During 2004, following a comprehensive review of this business, the Company implemented a number of strategic initiatives and operational changes, including changes in the terms of the plans and changes in the Company’s claims administration policies. In late fiscal 2004 and in fiscal 2005, based on the results of an actuarial study and further reviews of claims data, the Company determined that it was appropriate to reverse $6,898,000 of the charge in 2004 and $8,000,000 of the charge in 2005 ($5,200,000 in gross profit margin and $2,800,000 in operating expenses).”

Mr. Craig Slivka
December 29, 2005

Consolidated Financial Statements
Note 1 — Significant Accounting Policies, Goodwill and Indefinite-Lived Intangible Assets
8.	In light of the materiality of goodwill and intangible assets to total assets and equity, we do not believe that your proposed disclosures in response to prior comment 31 are adequate. We believe that your disclosures under critical accounting policies should address and discuss the material assumptions underlying your estimates and the potential impact of changes in your estimates. Please revise. In addition, please confirm that you will appropriately revise your accounting policies related to goodwill, definite-lived intangible assets and indefinite-lived intangible assets in the notes to your financial statements.
In response to your comment, the disclosure in the Annual Report in MD&A under “Critical Accounting Policies and Estimates — Valuation of Long-Lived and Intangible Assets and Goodwill” will be revised to read as follows, and our accounting policies related to goodwill, definite-lived intangible assets and indefinite-lived intangible assets will be appropriately revised:
“Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist of customer lists and relationships, purchased technology and patents and trademarks.

Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Intangible Assets”, (Statement 142), requires that goodwill for each reporting unit be reviewed for impairment at least annually. The Company has five reporting units at October 28, 2005 (See Note 14). The Company tests goodwill for impairment using the two-step process prescribed in Statement 142. In the first step, the Company compares the fair value of each reporting unit, as computed primarily by present value cash flow calculations, to its book carrying value, including goodwill. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company would then complete step 2 in order the measure the impairment loss. In step 2, the Company would calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit (as determined in step 1). If the implied fair value of goodwill is less than the carrying value of goodwill, the Company would recognize an impairment loss equal to the difference.

Management also reviews other intangible assets with finite lives for impairment at least annually to determine if any adverse conditions exist that would indicate impairment. If the carrying value of the finite lived intangible assets exceeds the undiscounted cash flows resulting from the use and disposition of the asset, the carrying value is written down to fair value in the period identified. Indefinite lived intangible assets are reviewed at least annually for impairment by calculating the fair value of the assets and comparing with their carrying value. In assessing fair value, management generally utilizes present value cash flow calculations using an expected cash flow approach.

Mr. Craig Slivka
December 29, 2005

During the fourth quarters of 2005 and 2004, management completed its annual goodwill and intangible asset impairment reviews with no impairments to the carrying values identified.

The discount rate and sales growth assumptions are the two material assumptions utilized in the Company’s calculations of the present value cash flows used to estimate the fair value of the reporting units when performing the annual goodwill impairment test and in testing indefinite lived intangible assets for impairment. The Company utilizes an expected cash flow approach in estimating the fair value of the reporting units and indefinite lived intangible assets, where the discount rate reflects a risk-free rate of interest and utilizes various probability-weighted scenarios to estimate future revenue. The cash flow model we use to derive fair value is most sensitive to the discount rate and sales growth assumptions used. The estimated fair value of the reporting units and indefinite lived intangible assets have historically exceeded the carrying value of such reporting unit or indefinite-lived intangible asset by a substantial amount. The Company performs a sensitivity analysis on the discount rate and revenue growth assumptions. Either the discount rate could increase by 20% of the rate utilized or the sales growth assumption could decline to a zero growth environment and the Company’s reporting units and indefinite lived intangible assets would continue to have fair value in excess of carrying value.”
9.	We also note in your proposed disclosures that you state you have two reporting units. Please tell us what each reporting unit includes and how it was determined. Refer to paragraph 30 of FAS 142. In addition, please reconcile this proposed disclosure to the disclosure in your response to prior comment 33.
As noted in our response to comment 8, the Company has five reporting units for purposes of impairment testing. We mistakenly referenced two reporting units in our prior response. The Company’s reporting units for impairment testing are its Architectural, Automotive, Industrial, Packaging and Other businesses, as determined in accordance with paragraph 30 of SFAS 142. Approximately 98% of the Company’s goodwill is included in the Architectural, Automotive, Industrial and Packaging reporting units. Management confirms that its goodwill impairment test, as described in response to comment 8, is performed individually for each reporting unit. As described below in our response to comment 12, the architectural and automotive reporting units are aggregated in the Paints reportable segment, the industrial and packaging reporting units are aggregated in the Coatings reportable segment, and the other reporting unit is included in All Other.
Note 7. Guarantees and Contractual Obligations
10.	Please note that you should present a roll-forward of warranty claims for three years in accordance with FIN 45. In addition, based on your proposed disclosures, it is not clear to us if or how you have presented the $15.2M after tax charge you took in 2003 and if or how you plan to present the subsequent partial reversal of this charge. Please clarify or revise.

Mr. Craig Slivka
December 29, 2005

A three-year roll-forward in the form noted below will be included in Note 7 to the Consolidated Financial Statements in our 2005 Annual Report. The $15.2 million charge ($24.5 million pre-tax) is included in the additional net deferred revenue/accrual for the period 2002 – 2003. The $6.9 million partial reversal is included in the change in accrual for 2004, and the $8.0 million partial reversal is included in the change in accrual for 2005.

Balance, October 25, 2002	$53,026

Change in accrual from previous fiscal year	—
Additional net deferred revenue/accrual made during the period	63,521
Payments made during the period	(34,419)

Balance, October 31, 2003	$82,128

Change in accrual from previous fiscal year	(6,898)
Additional net deferred revenue/accrual made during the period	44,135
Payments made during the period	(30,989)

Balance, October 29, 2004	$88,376

Change in accrual from previous fiscal year	(8,000)
Additional net deferred revenue/accrual made during the period	37,001
Payments made during the period	(21,690)

Balance, October 28, 2005	$95,687

Note 8. Goodwill and Other Intangible Assets
11.	Please ensure that the roll-forward of goodwill you present in future filings is for two years in accordance with SFAS 142.
The following chart will appear in Note 8 to the Consolidated Financial Statements in our 2005 Annual Report:

	Paints	Coatings	Other	Total

Balance, October 31, 2003	$48,343	$893,078	$20,494	$961,915

Goodwill acquired (disposed/adjusted) during period	19,954	6,855	—	26,809
Currency translation	49	6,735	1,054	7,838

Balance, October 29, 2004	$68,346	$906,668	$21,548	$996,562

Goodwill acquired (disposed/adjusted) during period	76,895	(8,287)	—	68,608
Currency translation	(658)	147	272	(239)

Balance, October 28, 2005	$144,583	$898,528	$21,820	$1,064,931

Mr. Craig Slivka
December 29, 2005

Note 14- Segment Information
12.	As previously requested, please provide us an update of how you have considered each of the aggregation criteria in paragraph 17 of FAS 131 in determining that it is appropriate to combine your various operating segments into your reporting segments. In addition, please confirm that you will disclose that you aggregate operating segments in future filings.
The Company is submitting a separate letter in response to this comment. Confidential treatment of that letter is being requested, and that letter is being filed separately on the date hereof pursuant to Rule 83 of the SEC’s Rules of Practice.
Form 10-Q for the Three Months Ended July 29, 2005
Item 2. Management’s Discussion and Analysis, page 14
13.	Please provide us with the following information regarding the planned closure of your manufacturing facilities:
•	The nature of the charge that will be incurred;

•	How such charge will be estimated;

•	The periods over which the charge will be expensed;

•	What actions you have taken to date in both closing the identified facilities and finalizing your plan.
In fiscal 2005, we discontinued operations at seven locations, paid severance of $2.1 million, wrote down assets in the amount of $4.7 million and recorded proceeds from property sales of $4.5 million, resulting in a net after-tax charge of $2.3 million. No further estimates are required with respect to the actions taken in fiscal 2005.
In fiscal 2006, we expect to discontinue operations at six additional locations, and we expect that this will result in net after-tax charges to earnings of approximately $5 million to $6.5 million, primarily for severance and accelerated depreciation expense begun in fiscal 2005 to depreciate the assets over their revised useful lives. Already in fiscal 2006, we have announced the discontinuation of operations at five of the six sites, and the majority of the charges in fiscal 2006 are expected to be non-cash charges (accelerated depreciation over revised useful lives).
Closing Comments
As appropriate, please amend your registration statement in response to these comments.
As described above, our responses to comments 1 and 2 will be reflected in an amendment to the Form S-4, which will be filed before effectiveness.
* * * * * *

Mr. Craig Slivka
December 29, 2005

Please contact me at the telephone number listed above if you have any questions about our responses.
Sincerely,
Tim Beastrom

cc:	Rolf Engh, Esq.
Paul C. Reyelts
Martin R. Rosenbaum, Esq.